SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Double Eagle Securities of America, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. and Street)

Tamarac (City) FL (State) 33321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli, 954-580-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA (248-559-4514)
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, W, Suite 508, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15046417

3/3
Kw

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FinOp & Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY SANCHEZ
MY COMMISSION # EE202275
EXPIRES May 28, 2016
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
Table of Contents	1
Balance Sheet	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-7
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchanges Act of 1934	8
Auditors' Report of Internal Control	9-10
Exemption Statement 15c3-3(k)(1)	11
Supplementary Statements Pursuant to SEC rule 17a-5	12-16

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Current assets	
Cash in bank and cash equivalents	$ 97,601
Commission and Other receivables	6,813
Total current assets	104,414
Fixed assets (net of accumulated depreciation of $ 1,587)	- 0 -
Total assets	$104,414

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 2,210
Stockholder's Equity	
Common stock, no par value 1,000 shares authorized, issued and outstanding	8,500
Retained earnings	93,704
Total stockholder's equity	$102,204
Total liabilities and stockholders' equity	$104,414

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	$ 44,718
Operating expenses:	
Compensation and commissions	18,068
Occupancy expense	3,936
General & administrative expenses	19,637
Total operating expenses	41,641
Net income before other income	$ 3,077
Other income (expense)	
Refund Payroll Taxes 2013	2049
Bad Debts Expense	(407)
Interest income	5
Total Other Income (Expense)	$ 1,647
Net Income before provision for income taxes	4,724
Provision for income taxes	- 0 -
Net income	$ 4,724

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash Flows from operating activities:	
Net income	$ 4,724
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in commissions and other receivables	3016
Decrease in accounts payable and accrued expenses	(2,006)
Net cash provided by operating activities	5,734
Net increase in cash	5,734
Cash and cash equivalents - beginning	91,867
Cash and cash equivalents – ending	$97,601

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings
Balance - 12/31/13	$ 8,500	$ 88,980
Net income	- 0 -	4,724
Balance - 12/31/14	$ 8,500	$ 93,704

See accompanying notes to financial statements

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 23, 1997 in the State of Florida. The Company has registered with the Securities Exchange Commission and the Financial Industry Regulatory Authority as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. The Company in accordance with its exemption under SEC Rule 15c3-3(K)(1), holds no customer funds and all investor payments are made directly to the investment companies.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less. The cash funds in a savings account at ETrade Bank have been treated as cash in bank.

C.) Revenue Recognition

Revenues consist entirely of commissions received from various investment companies when earned, which is defined as when customer funds are received by the investment company and expenses are recognized, when incurred.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 2 NET CAPITAL

The FINRA, imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company shares an office facility paid for by an affiliated company, Bert & Associates, Inc. Commencing September 2010, the Company pays $ 328 per month for its respective use of the office and other common costs incurred. The reimbursed allocated costs of $3,936 were incurred for the year.

NOTE 6 RELATED PARTIES

The shareholder of the Company receive compensation of $13,000 in 2014.

NOTE 7 FIXED ASSETS

The fixed assets consists of $1,587 of office equipment being depreciated over 7 years on the straight-line method of depreciation. The assets have been fully depreciated.

NOTE 8 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date Where upon the financial statements were issued and has determined that there are no items to disclose.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2014

Total Assets	$104,414
Less: Liabilities	2,210
Net Capital before other charges	102,204
Charges against Capital Non-allowable Assets	(6,813)
Net Capital	$ 95,391

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2014

Net capital	$ 95,391
Net capital required	5,000
Excess net capital	$ 90,391
Net capital less 120% of minimum dollar net capital required	$ 89,391

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2014

Net capital per Audited Financial Statements	$ 95,391
Net capital per Focus Report - Part II A	95,391
Net difference	$ -0-

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2014

Total Liabilities from Statement of Financial Condition	$ 2,210
Percentage of aggregate indebtedness to net capital	2.32%

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Double Eagle of America, Inc.
6610 N. University Drive
Tamarac, FL 33321

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Double Eagle of America, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Double Eagle of America, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle of America, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Double Eagle of America, Inc. financial statements. The Net Capital Computation is the responsibility of Double Eagle of America, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Double Eagle Securities
of America
Member FINRA, SIPC
6610 N University Drive, Suite 250, Tamarac, Florida 33321
(954) 580-0880 Tele – (954) 580-0881 Fax – (800) 785-3759 Toll Free – bert@berttax.com Email

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014

Dear Richardson Jr.,,

Please be advised that Double Eagle Securities of America, Inc. has complied with Exemption Rule 15c3-3 (k) (1) for the period of January 1, 2014 through December 31, 2014. Double Eagle Securities of America, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Double Eagle Securities of America, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Daniel L Bertucelli, the president of Double Eagle Securities of America, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Daniel L Bertucelli has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Double Eagle Securities of America, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (954) 580-0880.

Sincerely,

Daniel L. Bertucelli,
FinOp & Compliance Principal of Double Eagle Securities of America, Inc.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Double Eagle of America, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 102,204.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Property and equipment	0.00	
Accounts receivable – other	6,813.00	(6,813.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 95,391.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 147.85
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 90,391.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,210.00
Percentage of aggregate indebtedness to net capital	2.32%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 95,391.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	95,391.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Double Eagle of America, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

To the Board of Directors
Double Eagle Securities of America, Inc.
6610 N University Dr.,
Suite 250
Tamarac, FL 33321-4071

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Double Eagle Securities of America, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Double Eagle Securities of America, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Double Eagle Securities of America, Inc.. stated that Double Eagle Securities of America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Double Eagle Securities of America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Double Eagle Securities of America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA